UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION

                 ----------------------------------------------
                                                              :
                               In the Matter of               :
                                                              :
                        AMERICAN ELECTRIC POWER COMPANY       : CERTIFICATE
                            Columbus, Ohio 43215              : OF
                                                              : NOTIFICATION
                                   (70-5943)                  :
                                                              :
                  PUBLIC UTILITY HOLDING COMPANY ACT OF 1935  :
                 ----------------------------------------------

     THIS IS TO CERTIFY that, in accordance with the terms and conditions of and for the purposes represented by the declaration, as amended, of American Electric Power Company, Inc. (the "Company") in the above-captioned file and the orders of the Securities and Exchange Commission with respect thereto (HCAR No. 19879, dated February 8, 1977; HCAR No. 19992, dated April 19, 1977; HCAR No.
20111, dated October 14, 1977; HCAR No. 20506, dated April 19, 1978; HCAR No. 20979, dated March 29, 1979; HCAR No. 21180, dated August 8, 1979; HCAR No. 21544, dated May 1, 1980; HCAR No. 22113, dated June 30, 1981; HCAR No. 22539, dated June 15, 1982; HCAR No. 22989, dated June 29, 1983; HCAR No. 23353, dated June 29, 1984; HCAR No. 23538, dated December 19, 1984; HCAR No. 23754, dated
October 1, 1985; HCAR No. 23980, dated January 3, 1986; HCAR No. 24534, dated December 18, 1987; HCAR No. 25233, dated December 27, 1990; HCAR No. 25936, dated December 1, 1993; HCAR No. 26516 dated May 10, 1996; HCAR No. 26553, dated August 13, 1996; HCAR No. 27186, dated June 14, 2000 in file 70-9381; and HCAR No. 27258, dated December 19, 2000) during the period from April 1, 2002, through June 30, 2002, the Company issued a total of -0- shares of its Common Stock, $6.50 par value ("Common Stock"), to Stanley & Co. [a nominee of EquiServe Trust Company, N.A. ("EquiServe")], at a total purchase price of $-0-, for the accounts of participants in the Company's Dividend Reinvestment and Direct Stock Purchase Plan (the "Plan"). During such period, EquiServe, as Agent under the Plan, purchased on the open market for the accounts of participants a total of 431,020 shares of the Company's Common Stock, at a total purchase price of $18,042,210.57. These transactions are set forth in more detail in the attached Schedule I, incorporated herein by reference.

     Attached hereto is Schedule II, which provides a summary of the total expenses incurred, directly or indirectly, by the Company in connection with the operation of the Plan for the year ending December 31, 2001.

                            AMERICAN ELECTRIC POWER COMPANY, INC.


                            By:    /s/  A. A. Pena
                              -----------------------------------
                                       Treasurer

Dated:  August 8, 2002

                                   SCHEDULE I
                                       to
                     CERTIFICATE OF NOTIFICATION (#70-5943)
                                       of
                      AMERICAN ELECTRIC POWER COMPANY, INC.
                     For the Period April 1 - June 30, 2002


TRANSACTIONS THIS PERIOD:

                            - ORIGINAL ISSUE SHARES -

                         SHARES            PRICE                  TOTAL
      PERIOD             ISSUED          PER SHARE            PURCHASE PRICE

TOTAL O/I PURCHASE
                          -0-                                      $-0-

                            - OPEN MARKET PURCHASES -

                       SHARES             AVERAGE PRICE           TOTAL
      DATE            PURCHASED             PER SHARE         PURCHASE PRICE

    04/02/02           12,145                45.964             558,229.28
    04/09/02            8,053                47.342             381,245.04
    04/16/02            6,755                47.666             321,986.86
    04/23/02            7,883                48.254             380,388.37
    04/30/02            4,597                45.750             210,312.75
    05/07/02            8,260                46.533             384,364.96
    05/14/02            7,217                45.696             329,788.03
    05/21/02            4,102                44.397             182,114.48
    05/28/02            4,627                45.000             208,215.00
    06/04/02            8,697                41.666             362,371.36
    06/05/02           45,000                41.218           1,854,810.00
    06/06/02           45,000                40.785           1,835,325.00
    06/07/02           45,000                40.085           1,803,825.00
    06/10/02           45,000                40.712           1,832,040.00
    06/11/02           50,000                41.245           2,062,250.00
    06/11/02            8,412                41.196             346,541.21
    06/12/02           50,000                41.242           2,062,100.00
    06/13/02           54,271                41.629           2,259,247.46
    06/18/02            7,544                42.515             320,733.16
    06/25/02            8,457                40.951             346,322.61
                      -------                               --------------
    TOTAL
 O/M PURCHASE         431,020                               $18,042,210.57
                      =======                               ==============


                         - TOTAL ACTIVITY THIS PERIOD -

                       SHARES                                    TOTAL
                      PURCHASED                             PURCHASE PRICE

O/I Shares              -0-                                 $   -0-
O/M Purchases         431,020                               $18,042,201.57
                      -------                               --------------

TOTAL ACTIVITY        431,020                               $18,042,210.57
                      =======                               ==============

PAGE TWO
SCHEDULE I to
CERTIFICATE OF NOTIFICATION (#70-5943) of
AMERICAN ELECTRIC POWER COMPANY, INC.
For the Period April 1 - June 30, 2002



CUMULATIVE SUMMARY OF TRANSACTIONS:

                            - ORIGINAL ISSUE SHARES -

                                                                   TOTAL
                                  SHARES ISSUED                PURCHASE PRICE

Totals from last report            47,773,594                $1,008,340,148.37
Transactions this period              -0-                    $      -0-
                                   ----------                -----------------

   Total Original Issue Shares     47,773,594                $1,008,340,148.37
                                   ==========                =================


                            - OPEN MARKET PURCHASES -

                                                                   TOTAL
                                  SHARES ISSUED                PURCHASE PRICE

Totals from last report            24,073,418                 $768,816,891.40
Transactions this period              431,020                  $18,042,210.57
                                   ----------                 ---------------

   Total Open Market Shares        24,504,438                 $786,859,101.90
                                   ==========                 ===============

                                   SCHEDULE II
                                       to
                     CERTIFICATE OF NOTIFICATION (#70-5943)
                                       of
                      AMERICAN ELECTRIC POWER COMPANY, INC.

                            Summary of Plan Expenses
                               for the year ended
                                December 31, 2001


Fees and expenses of First Chicago Trust Company of New York, the Plan agent:

Brokers' fees for purchase of shares                         $ 44,269

Account maintenance charges                                         *

Postage                                                       114,560

Printing expenses - DPR statement form,
authorization cards, envelopes, and
enclosing costs                                                32,094
                                                              -------

Total                                                         $190,923
                                                              ========

Average number of participants in the
Plan during the year                                           70,910


* The fee paid the transfer agent does not separately identify the account maintenance charges for the DRP plan; however, we estimate the fee to be in the range of $5 per account.